Filed pursuant to Rule 424(b)(3)
Registration No. 333-239185
PROSPECTUS SUPPLEMENT NO. 72
(to Prospectus dated July 17, 2020)
Nikola Corporation
Up to 53,390,000 Shares of Common Stock
Up to 23,890,000 Shares of Common Stock Issuable Upon Exercise of Warrants

This prospectus supplement supplements the prospectus dated July 17, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-239185). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on September 22, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relates to the issuance by us of up to an aggregate of up to 23,890,000 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 890,000 shares of Common Stock that are issuable upon the exercise of 890,000 warrants (the “Private Warrants”) originally issued in a private placement in connection with the initial public offering of VectoIQ and (ii) up to 23,000,000 shares of Common Stock that are issuable upon the exercise of 23,000,000 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of VectoIQ.
The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (i) up to 53,390,000 shares of Common Stock (including up to 890,000 shares of Common Stock that may be issued upon exercise of the Private Warrants) and (ii) up to 890,000 Private Warrants.
Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “NKLA”. On September 21, 2023, the closing price of our Common Stock was $1.30.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is September 22, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): September 22, 2023
Nikola Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation)	001-38495 (Commission File Number)	82-4151153 (I.R.S. Employer Identification No.)
    4141 E Broadway Road
    Phoenix, AZ    85040
    (Address of principal executive offices)    (Zip Code)

(480) 666-1038
(Registrant’s telephone number,
including area code)

N/A
(Former name or former address, if changed since last report.)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	NKLA	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§240.12b–2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.
On September 22, 2023, Nikola Corporation (the “Company”) expects to consummate the sale of $40,000,000 in aggregate principal amount of series A-2 senior convertible notes (the “Notes”) to an investor (the “Offering”) party to that certain Securities Purchase Agreement, dated as of August 21, 2023 (the “Purchase Agreement”), which covers the sale of up to $325,000,000 in aggregate principal amount of senior convertible notes, in a registered direct offering. The Notes are convertible into shares of the Company’s common stock, $0.0001 par value per share (“Common Stock”), subject to certain conditions and limitations. The Company estimates that the net cash proceeds will be approximately $39.7 million from the closing of the Offering, after deducting the estimated expenses of the Offering. The Offering is being made by the Company directly to the investor, without an underwriter or placement agent. The Company will not pay any selling commission to any party in connection with the Offering. The Company does not currently expect to sell additional notes under the Purchase Agreement.
The Offering is being made pursuant to the Company’s existing shelf registration statement on Form S-3 (File No. 333-264068), which was declared effective by the Securities and Exchange Commission on April 14, 2022 (the “Registration Statement”). A prospectus supplement relating to the Offering, together with the accompanying base prospectus included in the Registration Statement has been filed with the SEC on September 22, 2023.
The Notes will be issued pursuant to the second supplemental indenture (the “Second Supplemental Indenture”), dated as of September 22, 2023, between the Company and Wilmington Savings Fund Society, FSB, as trustee (the “Trustee”). The Second Supplemental Indenture supplements the indenture entered into by and between the Company and the Trustee, dated as of August 21, 2023 (the “Base Indenture”). The Notes will mature on September 22, 2024, subject to extension at the option of the noteholders in certain instances. With respect to the other material terms of the Notes, reference is made to the disclosure in Item 1.01 of the Current Report on Form 8-K filed on August 21, 2023, which is incorporated herein by reference.
The foregoing summaries of the Base Indenture, the Second Supplemental Indenture, the Notes and the Purchase Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text thereof, as applicable, which are attached as Exhibits 4.1, 4.2 and 10.1 to this Current Report on Form 8-K.
Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant
The information set forth under Item 1.01 of this Current Report on Form 8-K with respect to the issuance of the Notes is incorporated herein by reference.
Item 9.01 Financial Statements and Exhibits.
(d) Exhibits

Exhibit Number	Exhibit Description
4.1
Indenture by and between Nikola Corporation and Wilmington Savings Fund Society, FSB, as trustee, dated August 21, 2023 (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on August 21, 2023).

4.2	Second Supplemental Indenture (including Form of Series A-2 Senior Convertible Note) by and between Nikola Corporation and Wilmington Savings Fund Society, FSB, as trustee, dated September 22, 2023.
5.1	Opinion of Pillsbury Winthrop Shaw Pittman LLP.
10.1
Securities Purchase Agreement, dated August 21, 2023, by and between Nikola Corporation and the investors named therein (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on August 21, 2023).

23.1	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1).
104	Cover Page Interactive Data File (formatted as Inline XBRL).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 22, 2023

NIKOLA CORPORATION

	By:	/s/ Anastasiya Pasterick
Anastasiya Pasterick
Chief Financial Officer